Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net earnings (loss)	$93	$136	$(69)	$393
Effect of dilutive securities	0	0	0	0

Net earnings – assuming dilution	$93	$136	$(69)	$393

Average common shares outstanding	429.6	425.3	429.2	424.2
Effect of dilutive securities
Restricted stock performance share plan	3.8	0.1	0	0
Stock options	0	0	0	0

Average common shares outstanding – assuming dilution	433.4	425.4	429.2	424.2

Net earnings (loss) per common share	$0.22	$0.32	$(0.16)	$0.93

Net earnings (loss) per common share – assuming dilution	$0.21	$0.32	$(0.16)	$0.93

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.